370 Wabasha Street N

St. Paul, MN 55102

January 30, 2007

Mr. John Hartz United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ECOLAB INC. PURSUANT TO SEC RULE 83 FOR INFORMATION INCLUDED IN THE RESPONSE TO COMMENT 1, WHICH INFORMATION HAS BEEN DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE.

Re:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-09328

Dear Mr. Hartz:

This letter is written in response to the staff’s comment letter dated December 18, 2006 on the Company’s Form 10-K for the year ended December 31, 2005.  For ease of reference, the numbered responses correspond to the numbered paragraphs of the comment letter.  We have also included the staff’s comment along with our response to assist in the review process.

Segment Disclosure

1.              Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131.  As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation.  To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

Response

As previously discussed in our June 12, 2001 response to the SEC Comment letter dated April 27, 2001, the Company carefully considered its compliance with SFAS No. 131 when it was initially adopted in 1998.  At that time, the Company met at the FASB’s offices with representatives of the FASB staff and certain FASB board members (including the chairman),  and discussed the Company’s initial adoption of SFAS No. 131, specifically the application of the aggregation criteria included in paragraph 17 of SFAS No. 131 to its operating segments.  Based on the Company’s review of paragraph 17, and its discussions with the FASB board members and staff representatives, the Company concluded that it had three reportable segments.  Since adoption of SFAS No. 131, there has been no substantive change in the types of business activities in which the Company engages.

Based on the definition of an operating segment as set forth in paragraph 10 of SFAS No. 131, the Company has 14 operating segments.  These operating segments are disclosed in the Management Discussion and Analysis  section of our Annual Report and in the narrative description of business under Item 1(c) of Form 10-K.  Each of the operating segments has a general manager responsible for business unit performance.

Douglas M. Baker, Ecolab’s Chairman of the Board, President and CEO, is the chief operating decision maker (CODM). The CODM considers a variety of operating information to evaluate performance and allocate resources to the Company’s operating segments with a long-term goal of strong and sustainable growth.  Operating information for each of the operating segments is summarized and provided to the CODM and the senior management team and has been included in Exhibit A to this letter. The CODM uses operating segment financial reports to assess performance, allocate resources and make decisions on investments.  Although the Company produces multiple views and subtotals in its financial reporting analysis, the CODM reviews the Company’s overall performance on an operating segment and public reporting segment basis.  We are sending the materials in Exhibit A to you separately and as a supplemental submission under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to us when you are finished with your review.  In the event you determine not to return Exhibit A, we also have specifically requested confidential treatment of Exhibit A pursuant to 17 C.F.R. Section 200.83.

In applying the aggregation criteria of paragraph 17 of SFAS No. 131 the Company determined that several of its domestic operating segments met the aggregation criteria included in paragraph 17.  These operating segments were aggregated into the United States Cleaning & Sanitizing reportable segment.  The Company’s four international operating segments also met the aggregation criteria and were combined into the International reportable segment.  The two U.S. operating segments not meeting the paragraph 17 criteria were combined, based on the guidance in paragraph 21, into an all other category captioned the “United States Other Services” reportable segment.  The Company’s conclusions with respect to each reportable segment are explained further in the following paragraphs.

United States Cleaning & Sanitizing Reportable Segment

The United States Cleaning & Sanitizing reportable segment includes the following operating segments:  Institutional, Food & Beverage, Kay, Textile Care, Healthcare, Vehicle Care, Water Care and Professional Products (beginning in 2007, this segment will be combined with Institutional).

Paragraphs 17(a) through 17(d) of SFAS No. 131 established four aggregation criteria – nature of the product, nature of the production process, class of customer, and method of distribution – that have been met in aggregating these operating segments into the United States Cleaning & Sanitizing reportable segment.

•                  The nature of the products sold by each of these operating segments is similar.  The primary focus of these products is cleaning and sanitizing. Each of these products meets the cleaning and sanitizing needs of our customers.

•                  The nature of the production process is similar.  The operating segment products are manufactured in shared facilities using common processes and procedures.  As such, the underlying manufacturing processes are the same for all product lines within the United States Cleaning & Sanitizing reportable segment.  The manufacturing facilities are operated to support the product lines of our operating segments.  For example, each of the Company’s manufacturing facilities produces liquid products, our largest product type, for all of our United States Cleaning and Sanitizing operating segments (with the single exception of Kay, which requires specialized packaging equipment).

•                  Each of the operating segments sells to similar customers.  Large global and regional accounts and distributors represent the vast majority of the customer base for each of these businesses.  These accounts include large hotel, resort, restaurant chains, or healthcare facilities, as well as large beverage, dairy and other food processing accounts.  In many cases the same customer will purchase products from several of these individual operating segments.

Consistent with our “Circle the Customer” strategy, the Company’s operating segments are focused on cross selling opportunities to our core customer base.  As a result of this strategy, many global and regional accounts and distributors purchase products from multiple operating segments.  The Company will continue to emphasize “Circle the Customer” as a primary growth strategy.

•                  The methods used to distribute the products of the United States Cleaning & Sanitizing businesses are also similar.  The Company utilizes a network of distribution facilities to drive the lowest delivered product cost and on time delivery for the customer.  Product is shipped from centralized distribution centers directly to the Company’s customers.

The Company has also considered the similarity of the economic characteristics for the eight operating segments included in its United States Cleaning & Sanitizing segment.  Based on an average of the last three years, substantially all of the revenues (87%) and operating income ([***]%) are comprised of Institutional, Food & Beverage, and Kay operating segments.  Each of these operating segments exhibit similar long-term financial performance with average operating income margins ranging from [***]% to [***]%.  The CODM utilizes operating income margins as a key performance metric and the Company believes this range of operating income margins constitutes economic similarity for this reportable segment.

With respect to the five smaller operating segments (Textile Care, Healthcare, Water Care, Vehicle Care and Professional Products) which comprise a minority of the reportable segment’s sales (13%) and operating income ([***]%), the Company acknowledges the differences in operating margins of these businesses yet believes that these businesses are best aggregated with the other cleaning and sanitizing businesses especially after considering (i) they meet all of the aggregation criteria set forth in paragraphs 17(a) through 17(d) of SFAS No. 131, (ii) the business approach is consistent with the Company’s “Circle the Customer” strategy and there is cross selling between these segments and (iii) the relative insignificance of their overall operations, none of which exceed any of the quantitative thresholds of paragraph 18 of SFAS No. 131.

Additionally, beginning in 2007 the Company will integrate the Professional Products segment into the Institutional segment.  Excluding the Professional Products segment, the remaining four segments had an average operating margin of [***]% for 2005 and [***]% for 2006.  The Company has considered and acknowledges that the sales and operating income growth trends may vary for these four remaining operating segments due to the relative size, market share, acquisition activity, and competitive position.  However, it is the Company’s expectations that as these segments continue to grow and capitalize on the “Circle the Customer” strategy, they have the potential for double digit operating margins.    The Company does not believe this metric would prevent aggregation under SFAS No. 131.

United States Other Services Reportable Segment

The United States Other Services reportable segment includes the Pest Elimination and GCS Service operating segments. These two operating segments are primarily fee for service businesses targeted at the Company’s core customer group.  Since the primary focus of these segments is services, they have not been combined with our United States Cleaning and Sanitizing reportable segment which sells cleaning and sanitizing products.  Although Pest Elimination and GCS Service segments do not currently exhibit similar levels of operating profitability, it is our expectation that the GCS Service operating profits will improve.  The operating segments do not exceed any of the quantitative threshold criteria of paragraph 18 of SFAS No. 131.  Based on their similar nature and insignificance, these operating segments were combined and disclosed as an “all other” category in accordance with paragraph 21 of SFAS No. 131.  Though not required by SFAS No. 131, the Company has elected to disclose

Ecolab Inc. has made a Rule 83 Confidential Treatment Request for certain portions of page 4 of this Response Letter marked by “[***]” and has designated such as Confidential Treatment Request No. ECL-001.

supplementary information regarding these operating segments which goes beyond the requirements of SFAS No. 131.

The staff has noted that the Company’s United States Pest Elimination business is part of the United States Other Services reportable segment while the International Pest Elimination business is part of the International segment.  The Company discloses in the MD&A section of the annual report that we manage and evaluate our operations geographically.  As a result the International Pest Elimination business is managed and evaluated as part of the International reportable segment.

International Reportable Segment

The International reportable segment includes Europe, Middle East and Africa (EMEA), Asia Pacific, Latin America and Canada operating segments.  In determining whether the Company’s international operating segments could be considered a reportable segment under SFAS No. 131, the Company recognizes that the guidance in paragraph 15 of SFAS No. 131 indicates that product line information would take precedence over geographic data.  While the Company has considered this point in its determination, the Company also notes that product line information for its international businesses is not utilized by Company management in assessing performance, but rather the Company’s internal management reporting utilized by the CODM is by geographic regions.  The Company’s international operations are managed by two international vice president positions that are responsible for total operating segment results and who report directly to the CODM.  One international vice president is responsible for Asia Pacific and Latin America and another international vice president managing the combined segment of Europe, Middle East and Africa (CODM, Douglas M. Baker, currently is filling this role on a temporary basis).

The Company’s Canadian segment is managed by general managers of United States operating segments in order to leverage operational efficiencies.  However the Canadian segment, which represents 6% of International revenues and 3% of total revenues, has inherent market and currency risks which are consistent with operating in an international business environment.  Therefore the Company believes it provides greater transparency to readers of our financial statements to aggregate the Canadian business with the International reportable segment.  In this regard, the Company considers each of the geographic regions to be operating segments.

The Company again refers to the four aggregation criteria as set out in Paragraphs 17(a) through 17(d) of SFAS No. 131 that have been met in aggregating these operating segments into the International reportable segment.

•                  The nature of the products sold for each of our international operating segments is similar.  The primary focus of these products are cleaning and sanitizing.  Each of these products meets the cleaning and sanitizing needs of our customers. In some instances it is necessary to customize our product to conform to the local needs and requirements in the international locations.  This customization, for example, may consist of changes to packaging and regulatory labeling requirements (i.e. metric system). However, the primary nature of the cleaning and sanitizing products are similar.

•                  The nature of the international production process is similar between operating segments.  Our international operating segment products are manufactured in shared facilities using common processes and procedures.  For product lines not produced in the Company’s international manufacturing facilities, the Company exports product from manufacturing facilities in the United States and Europe. As such, the underlying manufacturing processes are the same for all product lines within the International reportable segment.

•                  Each of the operating segments sells to similar customers.  Large global and regional accounts and distributors represent the vast majority of the customer base for each of these geographic regions.  These accounts include large hotel, resort, restaurant chains, or healthcare facilities, as well as large beverage, dairy and other food processing accounts.

•                  The methods used to distribute the products of the international businesses are also similar.  The Company utilizes a network of distribution facilities for each operating segment to drive the lowest delivered product cost and on time delivery for the customer.  Product is shipped from the network of distribution centers directly to the Company’s customers.

In addition, the international operating segments exhibit similar financial performance with Europe, Asia Pacific and Latin America representing an average of 94% of revenues and [***]% of operating income generating average operating margins between [***]% and [***]%.  The remaining 6% of revenues and [***]% of the operating income generate a combined average operating margin of approximately [***]%.  The Company believes that our plans to actively pursue acquisitions and expand our global offerings will deliver similar long term sales and operating income growth for our international operating segments.

Based on the above, the Company believes that the determination of its reportable segment disclosures are appropriate and that its disclosures are in compliance with the guidance set forth in SFAS No. 131.

Please find included in Exhibit B to this letter, financial analysis that includes historical revenues, operating profit, operating margins, sales trends and an analysis of the relative size of the operating segments.  We are sending the materials in Exhibit B to you separately and as a supplemental submission under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to us when you are finished with your review.  In the event you determine not to return Exhibit B, we also have specifically requested confidential treatment of Exhibit B pursuant to 17 C.F.R. Section 200.83.

Ecolab Inc. has made a Rule 83 Confidential Treatment Request for certain portions of page 6 of this Response Letter marked by “[***]” and has designated such as Confidential Treatment Request No. ECL-002.

Item 1A. Risk Factors, page 14

2.              We note that you have provided the risks and uncertainties that may affect your operating results and business performance.  In future filings, please expand this section of your filing to provide a discussion of each of the risks and uncertainties. Refer to Item 1A of Form 10-K and Item 503(c) of Regulation S-K.

Response

In future filings beginning with our annual report on Form 10-K for the year ended December 31, 2006, the Company will expand its Item 1A. Risk Factors disclosure to provide an expanded discussion of each of the risks and uncertainties listed, pursuant to Item 503(c) of Regulation S-K.

Consolidated Statement of Income, page 31

3.              In future filings, please break out your net sales and revenues from services separately and the related cost of goods sold from cost of services. Refer to paragraphs (b) 1-2 of Item 5-03 of Regulation S-X.

Response

The Company’s revenue is primarily derived from sales of cleaning and sanitizing products and providing specific services related to pest elimination and commercial equipment repair. The Company’s two service businesses, Pest Elimination and GCS Service, are combined in the United States Other Services reportable segment.  Revenues in this reportable segment consist of service revenue and ancillary products sold in conjunction with services rendered.

Regulation S-X requires net sales and the related cost of sales from services to be separately reported on the face of the income statement if they exceed 10% of consolidated net sales.  Historically, the net sales and the related cost of sales of the Company’s United States Other Services reportable segment do not exceed the 10% threshold.

In future filings, the Company will disclose in its operating segment footnote the portion of revenue derived from services.

Note 16. Quarterly Financial Data, page 50

4.              Please explain to us and include a discussion in your MD&A in future filings why consolidated gross margins and your United States Cleaning & Sanitizing segment operating margins are lowest in the 4th quarter.  Refer to paragraph 31 of APB 28.

Response

The Company considered APB 28 in the preparation of its annual Form 10-K filing and determined that, other than SFAS 123R, the events impacting the fourth quarter did not warrant additional disclosure under the standard.  In accordance with paragraph 31 of APB 28, our MD&A discussion will include an explanation of any unusual or extraordinary items, year-end adjustments or other items which materially affect the Company’s fourth quarter, if these events occur.

Following are the requested explanations of why the Company’s fourth quarter consolidated gross margins and the Company’s United States Cleaning and Sanitizing segment operating margins are low relative to the second and third quarters in 2005 and 2004.

Fourth quarter gross margins

The Company experiences variability in its gross margins between quarters. Margins can vary as a result of sales volume and business mix between our reportable segments.

Fourth quarter 2005 consolidated gross margin was 49.4% compared to 50.8% in the third quarter and 50.7% in the second quarter. Our 2005 fourth quarter gross margin was impacted by business mix resulting from lower seasonal sales and higher delivered product costs.

Fourth quarter 2004 consolidated gross margin was 50.2% compared to 52.3% in the third quarter and 51.6% in the second quarter. Our 2004 fourth quarter gross margin again was impacted primarily by sales volume, business mix due to seasonality and higher delivered product costs.

Fourth quarter United States Cleaning and Sanitizing segment operating margins

Fourth quarter 2005 U.S. Cleaning and Sanitizing operating income margin was 10.4% compared to 16.8% in the third quarter and 14.6% in the second quarter. The operating income margin was impacted by sales volume, business mix, higher delivered product costs including higher raw material and fuel costs stemming from hurricanes Katrina and Rita in the United States and investments in our business and people. The fourth quarter operating margin was also impacted by higher stock option expense compared to the second and third quarters. The Company’s annual stock option grant occurs in the fourth quarter which, in accordance with SFAS 123R and the transition to the non-substantive vesting methodology, results in a higher stock option expense for the quarter.

Fourth quarter 2004 U.S. Cleaning and Sanitizing operating income margin was 9.1% compared to 17.2% in the third quarter and 15.8% in the second quarter. Fourth quarter operating margin was again impacted by sales volume, business mix, higher delivered product costs, investments in our business and people and higher stock option expense in the fourth quarter related to the acceleration of vesting and issuance of options under a reload feature associated with executive retirements as disclosed in the footnote on Stock Based Compensation in the 2004 annual report on Form 10-K.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our responses.  Please let me know if you are comfortable that we have appropriately addressed each issue you have raised.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Steven L. Fritze

Steven L. Fritze

Executive Vice President and Chief Financial Officer

Attachment A

Enclosures Provided Supplementally

Exhibit A	– Segment Management Report provided to Chief Operating Decision Maker

Exhibit B	– Net Sales Trend Rates
– Historical Analysis of Segment Sales and Operating Income

Ecolab Inc. has made a Rule 83 Confidential Treatment Request for Exhibits A and B of this Response Letter and has designated such as Confidential Treatment Requests No. ECL-003 and No. ECL-004, respectively.